BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 06, 2022

1.           DATE, TIME AND PLACE: Meeting held on April 06, 2022, at 09:00 a.m., by videoconference.

2.           CALL AND ATTENDANCE: The call notice requirement was waived, pursuant to article 21 of the Company's Bylaws of BRF S.A. (“Company”), in view of the presence of the majority of the members of the Board of Directors: Mr. Marcos Antonio Molina dos Satos, Mrs. Marcia Aparecida Pascoal Marçal, Mr. Sergio Agapito Lires Rial, Mr. Augusto Marques da Cruz Filho, Mr. Aldo Luis Mendes, Mr. Pedro de Camargo Neto, Mrs. Flavia Maria Bittencourt and Mr. Altamir Batista Mateus da Silva, Mr. Eduardo Augusto Rocha Pocetti and Mrs. Deborah Stern Vieitas. Additionally, was registered the presence of the Company’s Chief Executive Officer, Mr. Lorival Nogueira Luz Júnior.

3.           PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.           AGENDA: (i) Appoint the members of the Audit and Integrity Committee, Finance and Risk Management Committee, People, Governance, Organization, and Culture Committee and Sustainability Committee; and (ii) Elect the Company’s Board of Officers.

5.           RESOLUTIONS: Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1.       With respect to item “(i)” of the Agenda, Messrs. Members of the Board of Directors, resolved to approve the appointment of the members mentioned below to integrate the Advisory Committees of the Board of Directors, which are:

(a)         As members of the Company’s Audit and Integrity Committee, Messrs. Augusto Marques da Cruz Filho, Brazilian citizen, married, economist, holder of Identity Card No. 5.761.837-9, SSP/SP, enrolled in CPF/ME under No. 688.369.968-68, with commercial address in the City of São Paulo, State of São Paulo, at Dra. Ruth Cardoso Avenue, 8501, 1st floor, Zip Code No. 05425-070 (coordinator); Eduardo Augusto Rocha Pocetti, Brazilian citizen, married, accountant, holder Identity Card No. 5.610.378-5, SSP/SP, enrolled in CPF/ME No. 837.465.368-04, with commercial address in City of São Paulo, State of São Paulo, at Queiroz Filho Avenue, No. 1560, block 5, Sabiá tower, Vila Hamburguesa Zip Code No. 05319-000; Manoel Cordeiro Silva Filho, Brazilian citizen, married, business administrator, holder of Identity Card No. 01-114581, CRA/RJ, enrolled in CPF/ME under No. 253.571.747-68, with commercial address in the City of São Paulo, State of São Paulo, at Dra. Ruth Cardoso Avenue, 8501, 1st floor, Zip Code No. 05425-070 (external member); and Mrs. Deborah Stern Vieitas, Brazilian citizen, single, public administrator and journalist, holder of Identity Card No. 3.839.280-X, SSP/SP, enrolled in CPF under No. 013.968.828-55, with commercial address at Paz Street, 1431, City of São Paulo, State of São Paulo, Zip Code 04713-901;

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BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629

(b)         As members of the Company’s Finance and Risk Management Committee, Messrs. Sergio Agapito Lires Rial, Brazilian citizen, single, economist, holder of Identity Card No. 04.621.473-0, IFP/RJ, enrolled in CPF/ME under No. 595.644.157-72, with commercial address at Funchal Street, 129, room 501, Montreal Building, Vila Olímpia, City of São Paulo, State of São Paulo, Zip Code 04551-060 (coordinator); Altamir Batista Mateus da Silva, Brazilian citizen, married, business administrator, holder of Identity Card No. 25.619.300-9, SSP/SP, enrolled in CPF/ME under No. 116.841.118-77, resident at Seridó Street, 106, apartment 291c, Jardim Europa, City of São Paulo, State of São Paulo, Zip Code 01.455-040; e Augusto Marques da Cruz Filho, already qualified;

(c)         As members of the Company’s People, Governance, Organization, and Culture Committee, Mr. Sergio Agapito Lires Rial, already qualified (coordinator); Mrs. Flavia Maria Bittencourt, Brazilian citizen, in stable union, chemical engineer, holder of Identity Card No. 09.846.794-7, DETRAN/RJ, enrolled in CPF/ME under No. 011.971.887-11, with commercial address in the City of São Paulo, State of São Paulo, at Dra. Ruth Cardoso Avenue, 8501, 1st floor, Zip Code No. 05425-070; e Deborah Stern Vieitas, already qualified; and

(d)         As members of the Company’s Sustainability Committee, Messrs. Pedro de Camargo Neto, Brazilian citizen, married, civil engineer, holder of Identity Card No. 3.806.848-5, SSP/SP, enrolled in CPF/ME under No. 297.279.878-34, resident at Antonio Batuira Avenue, 316, Alto de Pinheiros, City of São Paulo, State of São Paulo, Zip Code: 05.462-050 (coordinator); Aldo Luiz Mendes, Brazilian Citizen, divorced, bank officer and economist, holder of Identity Card No. 468756, SSP/DF, enrolled in CPF/ME under No. 210.530.301-34, resident at SHIS, QL 14, set 03, house 04, City of Brasíllia, Distrito Federal, Zip Code 71.640-035; and Mrs. Flavia Maria Bittencourt, already qualified.

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BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629

Additionally, Messrs. Members of the Board of Directors decided not to install the Consumer Intelligence Committee and it should no longer be included in the Internal Regulations.

5.2.       With respect to item “(i)” of the Agenda, Messrs. Members of the Board of Directors, resolved to elect the members of the Board of Officers mentioned below, for the exercise of a unified term of office of 2 (two) years as of the date of this meeting of the Company’s Board of Directors:

(a)         As Company’s Global Chief Executive Officer, Mr. Lorival Nogueira Luz Junior, Brazilian citizen, married, business administrator, holder of Identity Card No. 22.580.434-7, SSP/SP, enrolled in CPF/ME under No. 678.741.266-53, with commercial address in the City of São Paulo, State of São Paulo, at Dra. Ruth Cardoso Avenue, 8501, 1st floor, Zip Code No. 05425-070;

(b)         As Company’s Chief Financial and Investor Relations Officer, o Sr. Fabio Luis Mendes Mariano, Brazilian citizen, married, business administrator, holder of Identity Card No. 22.389.009, SSP/SP, enrolled in CPF/ME under No. 293.160.428-36, with commercial address in the City of São Paulo, State of São Paulo, at Dra. Ruth Cardoso Avenue, 8501, 1st floor, Zip Code No. 05425-070;

(c)         As Company’s Vice-President Officer with a specific designation for the role of Vice-President Institutional Relations and Sustainability, Mrs. Grazielle Tallia Parenti, Brazilian citizen, divorced, business administrator, holder of Identity Card No. 29.747.88-8, SSP/SP, enrolled in CPF/ME under No. 504.667.391-68, with commercial address in the City of São Paulo, State of São Paulo, at Dra. Ruth Cardoso Avenue, 8501, 1st floor, Zip Code No. 05425-070;

(d)         As Company’s Vice-President Officer with a specific designation for the role of Vice-President of New Business, Mr. Marcel Sacco, Brazilian citizen, married, bachelor’s degree in Marketing, holder of Identity Card No. 91.906.830, SSP/SP, enrolled in CPF/ME under No. 100.523.638-05, with commercial address in the City of São Paulo, State of São Paulo, at Dra. Ruth Cardoso Avenue, 8501, 1st floor, Zip Code No. 05425-070;

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(e)         As Company’s Vice-President Officer with a specific designation for the role of Vice-President of People, Management and Digital Transformation, Mr. Alessandro Rosa Bonorino, Brazilian citizen, single, economist, holder of Identity Card No. 2027404603, SSP/RS, enrolled in CPF/ME under No. 004.978.597-42, with commercial address in the City of São Paulo, State of São Paulo, at Dra. Ruth Cardoso Avenue, 8501, 1st floor, Zip Code No. 05425-070;

(f)          As Company’s Vice-President Officer with a specific designation for the role of Vice-President of Operations and Procurement, Mr. Vinícius Guimarães Barbosa, Brazilian citizen, married, engineer, holder of Identity Card No. 7670668-8, SSP/RJ, enrolled in CPF/ME under No. 956.931.817-15, with commercial address in the City of São Paulo, State of São Paulo, at Dra. Ruth Cardoso Avenue, 8501, 1st floor, Zip Code No. 05425-070;

(g)         As Company’s Vice-President Officer with a specific designation for the role of Vice-President of Integrated Planning and Logistics, Mr. Leonardo Campo Dall’Orto, Brazilian citizen, married, mechanical engineer, holder of Identity Card No. 1.161.217, SESP/ES, enrolled in CPF/ME under No. 034.845.357-41, with commercial address in the City of São Paulo, State of São Paulo, at Dra. Ruth Cardoso Avenue, 8501, 1st floor, Zip Code No. 05425-070;

(h)         The Company’s Board of Officers is composed of the following members: as Global Chief Executive Officer: Lorival Nogueira Luz Junior; as Chief Financial and Investor Relations Officer: Fabio Luis Mendes Mariano; as Vice-President Institutional Relations and Sustainability: Grazielle Tallia Parenti; as Vice-President of New Business: Marcel Sacco; as Vice-President of People, Management and Digital Transformation: Alessandro Rosa Bonorino; as Vice-President of Operations and Procurement: Vinicius Guimarães Barbosa; and as Vice-President of Integrated Planning and Logistics: Leonardo Campo Dall’Orto; and

(i)          The members of Board of Officers: (i) declared under the penalties of law, in a separate instrument, that they comply with all the requirements set forth in article 147 of Law No. 6,404/76 and in the CVM Instruction No. 367/02 for their investiture as members of the Company’s Board of Officers (“Declaration of Clearance”); and (ii) will take office on this date by signing the terms of investure drawn up in the proper books (“Term of Investiture”). The Terms of Investiture, which contains the Declaration of Clearance, will be filed at the Company’s head office.

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BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629

6.           DOCUMENTS FILED AT THE COMPANY: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.           CLOSURE: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, April 06, 2022.

_______________________________

Bruno Machado Ferla

Secretary

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